File No. 0-17551

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the Period of December 19, 2002

DYNAMIC OIL & GAS, INC.
(Registrant’s name)

Airport Executive Park
#205, 10711 Cambie Road
Richmond, B.C.
Canada V6X 3G5
(Address of principal executive offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20F or Form 40-F

Form 20-F X	Form 40-F

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): Not applicable.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc
(Registrant)

Dated: 12-19-02	By: /s/ Mike Bardell
Mike Bardell, Chief Financial Officer &
Corporate Secretary

December 19, 2002

Dynamic Oil & Gas, Inc. and Crescent Point Energy Ltd.
Announce Exploration Update

Dynamic Oil & Gas, Inc. and its co-venture partner operator, Crescent Point Energy Ltd. (collectively the “parties”) announced today an update to their gas exploration program in NE British Columbia.

At Sikhanni/Chowade, the parties have completed a four-day production test with gross rates in excess of four million cubic feet per day of raw natural gas at their d-38-E/94-B-9 exploration well. The well is currently shut in for pressure build-up and further analysis. The well is anticipated to be tied in and on stream in the second quarter of 2003.

At Sikanni/Cypress, the parties have cased three additional wells and are currently drilling a fourth. Operations are now in the completion phase and testing is expected to continue through January and February of 2003.

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada’s natural gas and oil reserves. Dynamic owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northern British Columbia.

Crescent Point Energy Ltd. is a junior oil and gas company engaged in the exploration for, and development and production of, natural gas and crude oil reserves primarily in the provinces of Alberta, Saskatchewan and British Columbia.

Dynamic’s common shares trade on The Toronto Stock Exchange under the symbol “DOL” and on the Nasdaq under the symbol “DYOLF”.

On Behalf of the Board of Directors,

Wayne J. Babcock
President & CEO

"The NASDAQ and Toronto Stock Exchanges have not reviewed nor accepted responsibility for the accuracy of this release. Some of the statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements include all passages containing verbs such as 'aims, anticipates, believes, estimates, expects, hopes, intends, plans, predicts, projects or targets' or nouns corresponding to such verbs. Forward-looking statements also include any other passages that are primarily relevant to expected future events or that can only be fully evaluated by events that will occur in the future. Forward-looking statements in this release include, without limitation, uncertainty relating to whether the d-38-E/94-B-9 well will be tied in and on stream in the second quarter of 2003 and whether testing of Sikanni/Cypress wells will occur in January/February of 2003. Forward-looking statements involve risks and uncertainties, including a risk that the Chowade well will produce at meaningfully-sustainable commercial rates of four million cubic feet per day, and the other risks detailed from time to time in the Company's Annual Report on Form 20F filed with the U.S. Securities and Exchange Commission, last filed on August 19, 2002."

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 – 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com